JAMES GUTTMAN

Partner

(416) 367-7376

guttman.james@dorsey.com

May 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lauren Nguyen

Mr. John Conlon Danberg

Re:	The Cannabist Company Holdings Inc.

Application for Qualification of Indenture on Form T-3

Filed on April 7, 2025 File No. 022-29126

Dear Ms. Nguyen and Mr. Danberg:

On behalf of our client, The Cannabist Company Holdings Inc., a company subsisting under the laws of the Province of British Columbia (the “Cannabist”), as well as on behalf of The Cannabist Company Holdings (Canada) Inc., a company subsisting under the federal laws of Canada (“Cannabist Canada” and together with Cannabist, the “Companies”) please find a response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to us on April 28, 2025 with regard to the Application for Qualification of Indenture on Form T-3 filed by the Companies on April 7, 2025 (the “Form T-3”). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Management Information Circular filed as exhibit T3E-2 to the Form T-3 (the “Information Circular”).

Please provide analysis regarding the U.S. tender offer rules as they relate to the proposed Plan of Arrangement by the Companies pursuant to the Canadian Business Corporations Act.

Summary of Transaction

The Companies are the co-issuers of three series of notes (namely, the 2025 Notes, 2026 Notes and the 2027 Notes (collectively, the “Senior Notes”)) issued pursuant to the Existing Indenture (a Canadian law governed instrument). The holders of the Senior Notes are herein referred to as the “Senior Noteholders”.

The Companies propose to undertake a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) pursuant to which, among other things (a) all outstanding 2025 Notes and 2026 Notes will be exchanged, on a dollar-for-dollar basis, for New Senior Notes to be issued under and pursuant to the Amended and Restated

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U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

Indenture, and (b) all outstanding 2027 Notes will be exchanged, on a dollar-for-dollar basis, at the election of the holder for either (i) New Senior Notes to be issued under and pursuant to the Amended and Restated Indenture or (ii) New Convertible Notes, to be issued under and pursuant to the Amended and Restated Indenture, as supplemented by the first supplemental indenture (the “First Supplemental Indenture”). The form of Amended and Restated Indenture and First Supplemental Indenture are filed as exhibits T3C-1 and T3C-2, respectively, to the Form T-3. Pursuant to the Arrangement, the Senior Noteholders that receive New Senior Notes will also receive their pro-rata share of Cannabist Common Shares. Certain Senior Noteholders that agreed to provide their support to the Arrangement pursuant to the Support Agreement (as defined below) will also receive certain cash payments as described in the Information Circular. The foregoing transactions (as further described in the Information Circular) to be completed pursuant to the Arrangement are collectively referred to as the “Transaction”.

Under the CBCA, the Arrangement must be approved by Senior Noteholders holding at least 66.67% of the aggregate principal amount of Senior Notes present in person or by proxy at the Special Meeting (as defined below) and the Ontario Superior Court of Justice (Commercial List) to become effective.

In accordance with the CBCA, the Companies applied to the Ontario Superior Court of Justice (Commercial List) located in Toronto, Canada (the “Court”) for an Interim Order which, among other things, authorized the Companies to: (a) send the Information Circular to Senior Noteholders, and (b) call and hold a special meeting of Senior Noteholders in order for Senior Noteholders to consider and vote on a resolution to approve the Arrangement. On March 28, 2025, the Court granted the Interim Order, which is attached as Exhibit T3D-2 to the Form T-3.

On April 29, 2025, the Companies convened a special meeting of Senior Noteholders (the “Special Meeting”). Pursuant to the CBCA, the resolution to approve the Arrangement must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast by Senior Noteholders present in person or by proxy at the Special Meeting. Each Senior Noteholder is entitled to one vote for each U.S.$1.00 of principal amount of Senior Notes held by such Noteholder as of the Record Date. Pursuant to the CBCA, quorum for the Special Meeting is the presence, in person or by proxy, of Senior Noteholders representing at least 25% of the principal amount of outstanding Senior Notes. Senior Noteholders representing approximately 71% of the aggregate principal amount of Senior Notes executed a support agreement with the Companies (or joinders thereto) (the “Support Agreement”) pursuant to which such Senior Noteholders agreed, among other things, to support the terms of the Transaction and to vote in favor of the Arrangement at the Special Meeting.1 At the Special Meeting, Senior Noteholders voted to approve the Arrangement.

A final hearing to seek the Court’s approval of the Arrangement is scheduled for May 12, 2025. The Arrangement is subject to a determination of the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to the Senior

[1]

Support agreements are routinely used in connection with Section 3(a)(10) transactions. Pursuant to Staff Legal Bulletin No. 3A (CF) (June 18, 2008), the Division has stated that it does not object to the solicitation of security holders’ votes on the transaction before the fairness hearing because the transaction is not effected unless the court or authorized governmental entity approves it.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

Noteholders. If following the hearing the Arrangement is approved by the Court, the Court will issue a Final Order authorizing the Arrangement. Senior Noteholders have been provided with notice of, and consistent with the Interim Order will have the right to attend and be heard at, the final hearing. If the Arrangement is approved by the Court, the Arrangement will become binding on all Senior Noteholders (including those who voted no, or abstained from voting, on the resolution to approve the Arrangement) and the Transaction will be completed such that all Senior Notes will be exchanged for New Notes, Cannabist Common Shares and certain cash payments as described in the Information Circular.

Section 3(a)(10) Analysis

The Companies intend to issue the New Notes and Cannabist intends to issue Common Shares pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”). Section 3(a)(10) provides, in relevant part, an exemption from the registration requirements of the Securities Act for “any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any […] other governmental authority expressly authorized by law to grant such approval.” The Commission’s Division of Corporation Finance (the “Division”) has provided its views regarding the Section 3(a)(10) exemption in Staff Legal Bulletin No. 3A (CF) (June 18, 2008) (the “Bulletin”), which identifies the specific conditions that must be met before an issuer may rely on the exemption.

In order to comply with the requirements of Section 3(a)(10), the Arrangement will be subject to approval by the Court upon a determination by the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to the Senior Noteholders. The Court has scheduled a hearing on the Arrangement for May 12, 2025 at 10:00 a.m. (Toronto time). The Court is expressly authorized by the CBCA to hold the hearing. The Court will be advised by Canadian counsel to the Companies, prior to the hearing, that the Companies will rely upon the registration exemption under Section 3(a)(10), and that in order for the Companies to rely upon such exemption the Court must approve the fairness of the terms and conditions of the Arrangement. The hearing will be open to all Senior Noteholders, and all Senior Noteholders will have the right to appear at the hearing and to present evidence or testimony with respect to the fairness of the Arrangement. Measures have been taken pursuant to the Interim Order to provide relevant information and adequate and timely notice of the right to appear to the Senior Noteholders consistent with the notice typically provided in connection with a plan of arrangement under the CBCA. Such notice is included in the Information Circular which has been provided to the Senior Noteholders 35 days prior to the date of the hearing. There will be no improper impediment to appearance by all Senior Noteholders at the hearing. Senior Noteholders are required only to provide a notice of appearance as described in the Circular and the Interim Order.2 A Final Order granted by the Court following the hearing to approve the Arrangement will constitute a basis for the 3(a)(10) exemption and implementation of the Arrangement pursuant to the CBCA.

[2]

The Division has not previously objected to the mere requirement to file a notice of an intention to appear. For examples of favorable staff responses to no-action requests where the filing of a notice of an intention to appear was required, see ICICI Bank Ltd. (Dec. 13, 2001); Digicon Inc. (Aug. 19, 1996); Canadian Pacific Ltd. (June 26, 1996) and IMH Financial Corporation (July 17, 2013).

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

There is no right for dissenting or abstaining Senior Noteholders to opt out or exclude themselves from the Transaction. If the Court issues a Final Order with respect to the Arrangement, all outstanding Senior Notes will be exchanged for New Notes, Cannabist Common Shares and certain cash payments as described in the Information Circular.

Please see the Information Circular for additional information regarding the above Section 3(a)(10) analysis.

Tender Offer Considerations

Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including Regulations 14D and 14E and Rule 13e-4, govern issuer tender offers, including disclosure requirements and procedures with respect thereto. The provisions of Regulations 14D and14E (with respect to all tender offers) and Rule 13e-4 (with respect to issuer tender offers for equity securities, including convertible notes) are intended to prevent fraudulent, deceptive, or manipulative acts in connection with tender offers, principally the time pressure and inadequate disclosures present in coercive tender offers. We note that Cannabist is an “issuer” within the meaning Rule 13e-4(a)(l) of the Exchange Act because it is a reporting company under Section 12. Since the Transaction is an exchange of Senior Notes for New Notes, the SEC has asked that we provide an analysis of whether the Arrangement constitutes an issuer tender offer.

It is our view that the Arrangement is not an issuer tender offer subject to Regulations 14D and 14E and Rule 13e-4, as applicable. We reached this conclusion based on our analysis of the factors expressed in Wellman v. Dickenson, 475 F. Supp. 783 (S.D.N.Y. 1979), and applied in subsequent cases by the Commission and its Staff in determining what constitutes a tender offer. The Arrangement is a Canadian corporate level transaction that rises or falls as to all Senior Notes collectively, and is not an offer that may be accepted or rejected as to each individual Senior Noteholder as would typically be the case in an issuer tender offer. As a precursor to the Court’s fairness hearing, Senior Noteholders voted on a resolution to approve the Arrangement, and the CBCA permits the resolution to be approved by Senior Noteholders holding 66 2⁄3% of the aggregate principal amount of Senior Notes present in person or by proxy at the Special Meeting. In addition, prior to approving the Arrangement, the Court, in looking out for the interests of the Senior Noteholders, must independently determine that the terms and conditions of the Arrangement are fair and reasonable after a Court hearing at which all Senior Noteholders have a right to attend and be heard. If the Arrangement is approved by the Court, the Arrangement will become binding on all Senior Noteholders (including those who voted against, or abstained from voting, on the resolution to approve the Arrangement) and all Senior Notes will be exchanged for New Notes, Cannabist Common Shares and certain cash payments as described in the Information Circular. In that the Arrangement is a corporate level transaction, there is no opportunity for Senior Noteholders to act independently to reject the Transaction and retain their Senior Notes.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

The terms of the Arrangement have been fully disclosed to the Senior Noteholders pursuant to the Information Circular. In addition, the Senior Noteholders will benefit from the procedural protections provided by the Court’s Interim Order, including procedures for providing notice of the Special Meeting, procedures for providing notice of amendments to the Arrangement or Information Circular, procedures for Senior Noteholders to revoke their voting instructions prior to the Special Meeting, and timing requirements for delivering the Information Circular to Senior Noteholders. In accordance with the CBCA, the Information Circular was provided to the Senior Noteholders at least 21 days in advance of the Special Meeting and will have been provided to the Senior Noteholders at least 35 days in advance of the Court hearing. These procedural requirements are substantially similar to the requirements of Regulations 14D and 14E and Rule 13e-4.

Based on the totality of circumstances, it is our view that the Arrangement is not an issuer tender offer. Further, satisfaction of the Section 3(a)(10) requirements and the CBCA requirements provides significant protection for Senior Noteholders in terms of disclosures and protective procedures. There is no risk that Senior Noteholders will lack the information needed to make an informed decision in deciding whether to vote to approve the Arrangement or participate in the Court hearing. In addition, the active involvement of the Court in the Arrangement is atypical of transactions recognized to constitute a tender offer and provides a level of protection to Senior Noteholders at least equivalent to the provisions of Regulations 14D and 14E and Rule 13e-4. An analysis of the factors set forth in the Wellman case demonstrates that the Arrangement should not be viewed as a tender offer. The Wellman case provides an analysis of the following factors to determine whether an offering is a tender offer:

•	Active and widespread solicitation of public security holders;

•	Solicitation for a substantial percentage of the outstanding securities;

•	Offer to purchase made at a premium over the prevailing market price;

•	Terms of the offer are firm rather than negotiable;

•	Offer is contingent on the tender of a fixed minimum number of shares, often subject to a fixed maximum number of shares to be purchased;

•	Offer is only open for a limited period of time; and

•	Offerees are subject to pressure to sell their securities.

The terms of the Transaction are the result of extensive negotiations with a substantial majority of the Senior Noteholders and their counsel. The Transaction is available to all Senior Noteholders and the Information Circular has been provided to all Senior Noteholders, all in accordance with the disclosure and procedure requirements of Section 3(a)(10) and the CBCA. The terms of the Transaction were not fixed by the Companies or set in relation to prevailing market prices reported in an organized trading market. The Senior Noteholders have received substantial notice of the proposed Arrangement and have at least 35 days (and more than 20 business days) to evaluate the Transaction in advance of the Final hearing. Senior Noteholders were not pressured to vote in favor of the Transaction.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

Based upon the foregoing, although the Arrangement may possess certain of the characteristics of an issuer tender offer, it does not possess the majority of the elements established in the Wellman case. The presence of particular factors does not necessarily mean the existence of an issuer tender offer and depending upon the circumstances involved in the particular case, one or more of the factors may be found more compelling and determinative than others. See Wellman v. Dickson, 475 F. Supp. 783, 824 (S.D.N.Y. 1979).

We are not aware of instances where the SEC required compliance with the tender offer rules in a transaction in which court supervision played a role, including in the context of a 3(a)(10) court approval following a court administered fairness hearing. There is a well established line of court cases and SEC no-action letters taking the position that a judicially approved settlement agreement, even if it contemplates “what might technically be construed as a tender offer,” is not subject to the Williams Act.3 The Arrangement constitute a court sanctioned debt refinancing that has been extensively negotiated with the Senior Noteholders and is therefore not dissimilar to a settlement agreement. The purpose of the issuer tender offer requirements of the Exchange Act is to prevent fraudulent or deceptive conduct. Such conduct is prevented in the Arrangement through the safeguards inherent in the context of negotiating the terms of the Transaction with Senior Noteholders and their counsel and Court approval following a fairness hearing.

We do not believe that the application of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including Regulations 14D and 14E and Rule 13e-4, would provide any additional, meaningful protection to Senior Noteholders in making a decision with respect to the Transaction. Based on the foregoing, the Company believes that the tender offer rules should not apply to the Arrangement.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this letter, please do not hesitate to contact me at (416) 367-7376.

Sincerely,

/s/ James Guttman

cc:	Erin McCrady, Dorsey & Whitney LLP

Martin Langlois, Stikeman Elliott LLP

Shawn Blundell, Stikeman Elliott LLP

[3]

See Brucker v. Thyssen-Bornemisza Europe N,V., 424 F. Supp. 679, 691 (S.D.N.Y. 1976), aff’d sub nom., Brucker v. Indian Head, lnc., 559 F.2d 1202 (2d Cir.), cert, denied, 434 U.S. 897 (1977). See also Drummond Financial Corporation (October 24,2002); Alliance Capital Management Holding, L.P., et al. (August 1, 2002); Equis Financial Group Limited Partnership (October 8, 1998); Related Capital Company (September 30, 1996); Prudential-Bache Energy Production Inc. (November 17, 1992); and Swanton Corporation (November 26, 1984).